SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 14, 2016

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

14 April 2016

Smith & Nephew plc

Smith & Nephew announces the results of the voting by poll on the resolutions put to its Annual General Meeting held at 2pm on 14 April 2016.

Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
Ordinary resolutions

1. To receive and adopt the audited accounts	631,479,299	99.99	70,136	631,549,435	70.51%	1,712,958

2. To approve the Directors’ Remuneration Report (excluding Policy)	272,923,229	46.99	307,890,596	580,813,825	64.85%	52,448,566

3. To declare a final dividend	633,044,503	99.99	47,587	633,092,090	70.68%	170,303

4. To re-elect Vinita Bali	626,444,216	98.97	6,508,156	632,952,372	70.67%	309,145

5. To re-elect Ian Barlow	631,099,788	99.71	1,855,177	632,954,965	70.67%	307,427

6. To re-elect Olivier Bohuon	627,715,177	99.17	5,237,404	632,952,581	70.67%	309,811

7. To re-elect The Rt. Hon Baroness Virginia Bottomley of Nettlestone DL	628,118,295	99.23	4,848,061	632,966,356	70.67%	296,037

8. To re-elect Julie Brown	626,917,710	99.05	6,022,024	632,939,734	70.67%	322,658

9. To re-elect Erik Engstrom	631,471,358	99.77	1,434,338	632,905,696	70.66%	356,697

10.To elect Robin Freestone	630,631,405	99.64	2,282,040	632,913,445	70.66%	348,948

11. To re-elect Michael Friedman	629,102,601	99.40	3,827,947	632,930,548	70.66%	331,843

12. To re-elect Brian Larcombe	611,956,966	96.81	20,153,487	632,110,453	70.57%	1,151,939

13. To re-elect Joseph Papa	613,133,671	97.54	15,450,120	628,583,791	70.18%	4,678,600

14. To re-elect Roberto Quarta	623,320,236	98.55	9,174,439	632,494,675	70.62%	767,718

15. To re-appoint KPMG LLP as the Auditor	627,578,788	99.84	981,253	628,560,041	70.18%	4,702,351

16. To authorise the Directors to determine the remuneration of the Auditor	632,491,553	99.94	378,237	632,869,790	70.66%	392,603

17. To renew the Directors’ authority to allot shares	622,400,709	98.34	10,534,835	632,935,544	70.67%	326,849

Special resolutions

18. To renew the Directors’ authority for the disapplication of the pre-emption rights	573,758,792	93.69	38,660,179	612,418,971	68.37%	20,843,420

19. To renew the Directors' limited authority to make market purchases of the Company’s own shares	628,940,015	99.39	3,851,185	632,791,200	70.65%	471,192

20. To authorise general meetings to be held on 14 clear days’ notice	535,087,474	84.55	97,787,969	632,875,443	70.66%	386,949

The number of Ordinary Shares in issue on 12 April 2016 at 6pm (excluding shares held in Treasury) was 895,684,064. Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

A copy of the Resolutions passed as Special Business at the Annual General Meeting is being submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility at: http://www.morningstar.co.uk/uk/nsm

The Board notes that Resolution 2 to approve the remuneration report has received a significant number of votes cast against it (307,890,596 votes, 53.01% of votes validly cast). In addition, the holders of 52,448,566 shares withheld their votes.

Joseph Papa, the Chairman of the Remuneration Committee undertook an extensive engagement programme with shareholders ahead of the Annual General Meeting and has discussed this outcome and shareholder views with the Remuneration Committee and the Board over the past few days. The Board notes that shareholders concerns are focused mainly around the use of discretion exercised by the Remuneration Committee when determining the vesting of the proportion of the Performance Share Awards subject to the Total Shareholder Return (TSR) measure. We contacted the holders of around half our shares when we posted the Annual Report. Since then, around a quarter of our shareholders have contacted us to let us know their voting intentions and Mr Papa has discussed the process the Remuneration Committee went through in reaching its decision with most of these investors. Mr Papa also spoke to the Investment Association and Institutional Shareholder Services, organisations which analyse Company annual reports and make voting recommendations and seek views from their members.

A significant number of shareholders were supportive of the Remuneration Committee’s use of discretion, recognising that during the three year performance period, shareholders had enjoyed an excellent 80% absolute return, well ahead of the FTSE 100 at 20%, whilst the executives who had created that success would have received no reward in respect of TSR had the Remuneration Committee not exercised its discretion. This exercise of discretion resulted in a total payout of £2.1 million shared between around 60 senior executives. Nevertheless, a significant number of shareholders were opposed to the use of upwards discretion on principle, independent of their views of the performance of the Company.

We recognise that the use of discretion is a matter where there is considerable divergence of opinion. In spite of the voting outcome, the Remuneration Committee and indeed the Board unanimously believe that in these particular circumstances the Remuneration Committee made the right decision in aligning executive reward to the shareholder experience. It did not take the decision lightly and considered the position over a number of meetings, looking at multiple different scenarios. The use of discretion in 2016 is not intended to create a precedent for future years, but was used to address a particular anomaly arising as a result of losing three companies from the TSR peer group due to market consolidation during the performance period. Mr Papa had met with a number of major shareholders at the end of 2015 to discuss how this matter should be addressed. The overwhelming response from the shareholders he met was that substituting new companies for the companies which had fallen out of the peer group, in accordance with the Plan Rules which had been drafted to accommodate potential industry consolidation, would not be appropriate. Instead the feedback from some of these shareholders was that it would be better for the Remuneration Committee to exercise their discretion, which was exactly what they did.

Looking ahead, as mentioned in our 2015 Annual Report, the Remuneration Committee is undertaking a thorough review of remuneration arrangements during 2016, ahead of putting a revised Remuneration Policy to shareholder vote in 2017. Over the summer, they will consult with a broad range of shareholders to solicit their views on how best to align executive reward with shareholder interests.

We thank the shareholders, the Investment Association and Institutional Shareholder Services who have engaged with us to debate the issues which the Remuneration Committee has faced.

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  +44 (0)20 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 14, 2016

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary